SUPERDOPETV, INC.

Unaudited Financial Statements For The Period of Inception through February 28, 2018

May 10, 2018



Independent Accountant's Review Report

To Management
SuperDopeTV, Inc.
Studio City, CA

We have reviewed the accompanying balance sheet of SuperDopeTV, Inc. as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 10, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

SUPERDOPETV, INC.
BALANCE SHEET
FEBRUARY 28, 2018
_____

ASSETS

CURRENT ASSETS

Cash	$	137,140
TOTAL CURRENT ASSETS		137,140

NON-CURRENT ASSETS

Fixed Assets		27,894
TOTAL NON-CURRENT ASSETS		27,894
TOTAL ASSETS	$	165,034

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Loan Payable - Related Party	38,711
Loan from Owner	33,123
Payroll Liabilities	728
TOTAL CURRENT LIABILITIES	72,562
TOTAL LIABILITIES	72,562

SHAREHOLDERS' EQUITY

Preferred Stock (10,000,000 shares authorized, 221,051 shares issued and outstanding. $.0001 par value)	22
Common Stock (100,000,000 shares authorized, 4,400,000 shares issued and outstanding. $.0001 par value)	440
Additional Paid in Capital	204,555
Retained Earnings (Deficit)	(112,546)
TOTAL SHAREHOLDERS' EQUITY	92,472
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 165,034

SUPERDOPETV, INC.
INCOME STATEMENT
FOR THE PERIOD SEPTEMBER 11, 2017 (INCEPTION) - FEBRUARY 28, 2018
_____

Operating Income		
Income	$	80,000
Operating Expense		
General & Administrative		91,095
Contractors		53,624
Advertising & Marketing		32,465
Legal & Professional Services		9,950
Rent & Lease		5,040
Equipment Rental		234
Repairs & Maintenance		154
		192,562
Net Income from Operations		(112,562)
Other Income (Expense)		
Interest Income		16
Net Income	$	(112,546)

SUPERDOPETV, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD SEPTEMBER 11, 2017 (INCEPTION) - FEBRUARY 28, 2018
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(112,546)
Change in Payroll Liabilities		728
Net Cash Flows From Operating Activities		(111,818)
Cash Flows From Investing Activities		
Purchase of Fixed Assets		(27,894)
Net Cash Flows From Investing Activities		(27,894)
Cash Flows From Financing Activities		
Proceeds from the Issuance of Preferred Stock		22
Proceeds from the Issuance of Common Stock		440
Change in Additional Paid in Capital		204,555
Change in Loan Payable - Related Party		38,711
Change in Loan from Owner		33,123
Net Cash Flows From Financing Activities		276,851
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		137,140
Cash at End of Period	$	137,140

SUPERDOPETV, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
FOR THE PERIOD SEPTEMBER 11, 2017 (INCEPTION) - FEBRUARY 28, 2018
_____

Starting Equity (Deficit)	$	-
Issuance of Preferred Stock		204,577
Issuance of Common Stock		440
Dividends Paid		-
Net Income (Loss)		(112,546)
Ending Equity (Deficit)	$	92,472

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

SuperdopeTV, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company's intent is to be a premiere online media brand for kids and teens, showing live action and animated content by social media and other video platforms. The Company's focus is on publicizing partner brands and being involved with advertising and brand sponsorships.

The Company will conduct an equity crowdfund offering during 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company will be subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the States of Delaware and California. The Company will be subject to Income Tax in the State of California and Franchise Tax in the State of Delaware.

Fixed Assets and Depreciation

The Company did not apply depreciation to fixed assets because these assets have not been put into use yet as of February 28, 2018. As of this date, the Company has an idle fixed asset balance of approximately $27,894.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, and when the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising & Marketing

Advertising costs are expensed as incurred.

NOTE C- RELATED PARTY TRANSACTIONS

The Company's owner, Mychal Simka, owns many different independent entities, including some that were involved with the Company in different aspects as of February 28, 2018. Management cannot currently, with reasonable accuracy, estimate the possible impact of applicable contracts to allocate specific amounts associated with each arrangement past what is disclosed due to the related party aspects of related transactions. The Company's related party contracts are as follows:

- A license assignment agreement (dated October 4, 2017) between the Company and Simka Animation for all media rights to the Brave Rabbit 2 and the Brave Rabbit TV Series in the U.S., Canada, and the UK;
- A license assignment agreement (dated October 4, 2017) between the Company and API Media Group for all media rights to "Frogville";
- A marketing agreement (dated October 5, 2017) with Influential Stan, LLC, pursuant to which the Company is entitled to a monthly fee of $10,000 for marketing services upon mutual agreement for a plan related thereto;
- A marketing agreement (dated October 5, 2017) with Bravo Bunny, LLC. The details of which are set forth below in NOTE D- LOANS.
- The Company intends to enter into a licensing agreement with Moviebaby!, Inc. for the right to use its products, platforms, content, and other assets to generate revenue for the Company; and
- The Company intends to enter into a licensing agreement with Que Onda, Inc. for the right to use its products, platforms, content, and other assets to generate revenue for the Company

Also see NOTE D- LOANS below for disclosures on related party transactions.

NOTE D- LOANS

The Company had two loan amounts from related parties as of February 28, 2018. The Company has a loan from the owner with no set formal terms and no interest. The terms related to maturity state that this loan may be paid back before or by February 28, 2019, depending on the availability of funds.

The Company also has a related party loan from Bravo Bunny, LLC with no interest. The terms related to maturity state that this loan may be paid back before or by February 28, 2019, depending on the availability of funds. The Company's agreement with Bravo Bunny, LLC also has set arrangements with informal terms for the Company to do Bravo Bunny's marketing in exchange for funds.

NOTE E- RENT

The Company has a verbal agreement with its CEO and owner, Mychal Simka, for the right to lease the property in which it currently occupies without charge. This is a sublease arrangement that is valid for as long as the original lease is in place (through September of 2019).

NOTE F- STOCK

The Company has two classes of stock – common and preferred. A subseries of shares has been divided out of the preferred class and designated as "Series Seed Preferred Stock". All issued and outstanding shares of preferred stock are Series Seed Preferred Stock. The most significant rights and obligations of the holders of Series Seed Preferred Stock are as follows:

- As long as 25% of the Series Seed Preferred Stock issued in the most recent Regulation CF offering remain outstanding, the Company cannot, except upon the majority vote of the Series Seed Preferred Stockholders: (i) change the rights or privileges of the holders of such shares; (ii) create a new class of stock that are senior or on par with the Series Seed Preferred Stock; or (iii) liquidate or dissolve the Company by agreement;
- Series Seed Preferred Stock Holders may grant a proxy to approved parties to vote on all of their shares;
- Upon dissolution, Series Seed Preferred Stock Holders are entitled to the greater of the stated value associated with the previous price sold of $1.00 per share or the amount they would be entitled to upon converting their respective shares into common stock, prior to any distribution to the common stockholders;
- The Series Seed Preferred Stock is automatically convertible to common stock if the Company goes public pursuant to an initial public offering.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 10, 2018, the date that the financial statements were available to be issued.